Exhibit 99.1

Bona Film Group Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

BEIJING — June 12, 2015 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that its Board of Directors (the “Board”) has received a non-binding proposal letter, dated June 12, 2015, from Mr. Yu Dong (“Mr. Yu”), founder, Chairman and CEO of the Company, Sequoia Capital China I LP and Fosun International Limited (together with Mr. Yu the “Buyer Group”), proposing a “going-private” transaction (the “Transaction”) to acquire all of the outstanding ordinary shares of the Company not already owned by the Buyer Group for US$13.70 in cash per American depositary share (“ADSs”), or approximately US$27.40 per ordinary share, which represents approximately a 23.6% premium above the average closing price of the Company’s ADSs over the last 30 trading days up to and including June 11, 2015.

The Board intends to form a special committee consisting of independent directors to consider this proposal.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from the Buyer Group and no decisions have been made with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates thirty movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=15750

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact Us

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com